March 19, 2009

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention Mr. Larry Spirgel, Assistant Director

Re:	Infinera Corporation
Form 10-K for the Fiscal Year Ended December 27, 2008
Filed February 17, 2009
File No. 001-33486

Mr. Spirgel:

Infinera Corporation (the “Company”) received the staff of the Securities and Exchange Commission’s (the “Commission”) comment letter dated March 12, 2009 relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2008 (File No. 001-33486). Confirming the details of my telephone call with Sharon Virga of the Commission, the Commission has agreed that the Company may file its response letter on or before April 3, 2009.

If you have any questions or would like to discuss the timing of the Company’s response, please call me at (650) 565-3539.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI, PC

By:	/s/ Richard A. Kline
Richard A. Kline